March 25, 2009

Jill Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:	Big Cat Energy Corporation
Form 10-K for the Fiscal Year Ended April 30, 2008
Filed July 29, 2008
Response Letter Dated March 12, 2009
File No. 001-13515

To Whom It May Concern:

          Big Cat Energy Corporation responds to your comment letter dated March 20, 2009, by setting forth your comments below followed by the response of the Company:

Form 10-K for the Fiscal Year Ended April 30, 2008:

Item 9A(T). Controls and Procedures, page 36.

COMMENT 1: We note from your response to our prior comment number two that you will amend your filing to indicate that your disclosure controls and procedures were effective April 30, 2008. In light of the fact that a material weakness exists ”in that it does not have a sufficient compliment of personnel with appropriate training and experience to evaluate highly complex and/or unusual transactions under generally accepted accounting interpretations, “ please disclose in reasonable detail the basis for officer’s conclusion that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

If you continue to believe your disclosure controls and procedures at April 30, 2008 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures.

RESPONSE: The management team at Big Cat Energy Corporation consists of the four officers of the Company. There are three additional support personnel employed by the Company. The management team meets weekly to discuss issues relating to the Company and communicates frequently with our counsel on legal and SEC matters. Management routinely completes a Disclosure Requirements for Financial Statements checklist, which has been provided by our certifying accountants, for each Form 10-Q and Form 10-K prepared by the Company. Management is involved with all contingencies and commitments that affect the Company. The singular event that created the material weakness involved the spun off operations of Sterling Oil and Gas Company. We initially reported the financial results as consolidated operations of the Company. Upon completion of the annual audit, it was determined the results of Sterling Oil and Gas Company should be reported as Discontinued Operations, not consolidated with Big Cat results. Management did disclose the spin off and Sterling’s financial results; however, the results were not initially presented correctly.

We believe our Disclosure Controls and Procedures are effective and are designed to ensure “that information required to be disclosed by issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Very truly yours,
Big Cat Energy Corporation

RICHARD G. STIFEL
Richard G. Stifel
Principal Financial Officer and Secretary